New Motion Inc. Q3 earnings call Page 1

Filed by Traffix, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Traffix, Inc.
Commission File No.: 000-27046

Attached is a transcript of a conference call held by New Motion, Inc. that occurred on November 15, 2007.

New Motion Inc. Q3 Earnings Call
Leader: Burton Katz, CEO, NewMotion Inc.
November 15, 2007
3:00 pm CT

Operator:
Good afternoon and thank you all for standing by for today’s conference call. I would like to inform all participants that your lines have been placed on a listen-only until we open for question and answers. I would also like to inform all participants that today’s conference is being recorded; if anyone does have any objections they may disconnect at this time.

I would now like to turn the call over to (Gregory Pettit) on behalf of New Motion, Inc. Thank you, sir; you may begin.

(Gregory Pettit):
Good afternoon and welcome to New Motion Incorporated’s Earnings Call for the Third Quarter. I will be reading a general forward-looking statement and then handing over to Burton Katz, CEO of New Motion. Burton will recap our third quarter announcement and then we’ll open up for Q&A session.

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This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, are based on certain assumptions and reflect our current beliefs and expectations.

These forward-looking statements are subject to risks and uncertainties and other important factors that could cause actual results, performance or achievement to differ materially from any future results, performance or achievements discussed or implied by such forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: consumer acceptance of and demand for New Motion’s products and services, general economic conditions, legislation or regulatory environments, requirements or changes adversely affecting the businesses in which New Motion is engaged, the performance of financial markets and interest rates, factors related to the pending merger with Traffix including, without limitation, the risk that the proposed merger transaction with Traffix may not be completed in a timely manner, if at all, the failure of stockholders to approve the transaction, the failure to realize synergies and cost savings from the transaction or delay in realizations thereof.

The risks that the businesses of New Motion and Traffix Incorporated may not be (comprised) successfully or such combination may take longer, be more difficult, time consuming or costly to accomplish than expected, risks associated with increased operating costs and business disruption following the merger including our relationships with third parties and the ability to obtain required approvals of the proposed merger transaction on a timely basis, as well as other relevant risks detailed in the filings of New Motion and Traffix’s with the Securities and Exchange Commission and available at the SEC’s Internet site located at www.sec.gov.

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The information set forth herein should be read in light of such risks. The information set forth herein speaks only as of the date hereof and The New Motion and Traffix disclaim any intention or obligation to update the information contained in this press release.

With that, I would like to hand over to Burton Katz.

Burton Katz:
Good afternoon. Joining me today on this call is Ray Musci, our President and Chief Operating Officer and (Thomas Plots), our VP of Finance. We are pleased to announce New Motion’s Q3 results where the company continues to see strong momentum across its entire direct to consumer mobile entertainment business.

In Q3 we grew net revenues to $10.5 million representing 88% year over year growth driven by a large increase in our paying subscriber base acquired with the lowest customer acquisition metrics in the industry. On a sequential basis net revenues grew $3.6 million representing a 52% increase over Q2 of this year.

We ended the quarter with approximately 750,000 paying subscribers generating 180,000 net additional billable subscribers over the second quarter of this year. Our retention rates continue to be dramatically better than the Legacy ringtone business proving we are reaching a subscriber who is not only willing but able to pay a monthly subscription to our broad range of content services. This top line growth was accomplished with slightly improving quarter over quarter EBITDA while continuing to heavily invest in our technology platform, new product portfolio and human resources.

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Most important in Q4, after investing so heavily in a unique set of products and an accompanied subscriber base the past two quarters, we are quickly reaching the inflection point critical to any subscription business. That is we are now consistently growing our subscriber base but doing so with much improved profitability.

I will now turn over the call to (Thomas Plots), our VP of Finance to review the quarterly results in detail:

(Thomas Plots):	Okay, thank you, Burton. I’m going to start off with Q3 year over year results and comparing it to Q3 of ’06 and then I’m going to go into comparing Q3 ’07 with Q2 ’07.

So for Q3 2007 compared to Q3 of 2006 net revenue for the quarter was $10.5 million representing an increase of $4.9 million or 88% when compared to net revenue of $5.6 million for the third quarter of 2006. Net loss was $1.9 million for the three months ended September 30, 2007 from net loss of $437,000 for the three months ended September 30, ’06.

There were non-cash amounts recorded of $412,000, a stock compensation expense, including amortization of restricted stock (ramps) in the third quarter of 2007.

Selling and marketing expense increased 93% to $7.8 million for the three months ended September 30, ’07 from $4 million for the three months ended September 30, ’06. As a percentage of net sales, selling and marketing expense increased slightly to 75% from 73% in the year ago quarter.

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The absolute increase in selling and marketing expense on a year over year basis is due to our customer acquisition activities. For the three months ended September 30, ’07 approximately 5.9 million or 75% of our selling and marketing expense was attributable to Traffix compared to nothing in the year ago period. Effectively the marketing ECPA decreased thereby increasing the number of opt-ins resulting in a more efficient use of our marketing dollars.

General and administrative expense increased 166% to $3.3 million for the three months ended September 30, ’07 from $1.2 million in the year ago period. As a percentage of net sales G&A expense increased to 32% in the current quarter compared to 22% in the year ago period.

Although all categories of general and administrative expense increased in the current period the most prominent drivers of this year over year increase in G&A expense include $436,000 or 202% from an increasing consulting and professional services and an $883,000 or 157% increase in payroll expense excluding our stock-based compensation expense.

These higher expenses are due to our greater level of sales and operational activity and also the result of the expenses associated with being a public company.

Our salaried headcount at the end of the third quarter was 50, which is an increase of 29 people from a year ago. Our consultant headcount at the end of the third quarter was 13, an increase of 8 from the year ago period.

On a per share basis, basic and diluted net loss [sic] [earnings] per share decreased to a loss of 16 cents per share in the current quarter compared to basic and diluted net loss of 6 cents per share for the year ago period.

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Now I’m going to talk about our results on a sequential basis. Net revenue increased $3.6 million or 52% for the quarter to $10.5 million when compared to net revenue of $6.9 million in the second quarter of 2007. Sequentially net loss [sic] [income] decreased 120% to a loss of $1.9 million for the three months ended September 30, ’07 from a net loss of $881,000 for the three months ended June 30, 2007.

Also sequentially, selling and marketing expense increased 77% to $7.8 million for the third quarter of 2007 from $4.4 million for the second quarter of 2007. The absolute increase in selling and marketing expense on a quarter over quarter basis is due to our customer acquisition activities.

For the three months ended September 30, ’07 approximately $5.9 million or 75% of our selling and marketing expense was attributable to Traffix compared to $2.1 million or 47% for the three months ended June 30, 2007.

Also on a sequential basis general and administrative expense increased 14% in the third quarter compared to the second quarter of 2007. These higher expenses are due to our greater level of sales and operational activity and also are the result of becoming a public company.

Additionally, our salaried headcount at the end of the third quarter of 2007 was 50, an increase of 5 people since the end of the second quarter of 2007.

We also reported that our significant increase in net revenues reported this quarter when compared to the - both the third quarter of 2006 and the second quarter of 2007 were attributable largely due to a - sorry were primarily attributable to a larger base of average monthly subscribers.

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We left the second quarter of 2007 with 572,000 users and we finished the third quarter of 2007 with 750,000 users. And we project to end the year within the region of 850,000 to 950,000 with an average revenue per user of approximately $5.20.

I’ll now hand it on over back to our Chief Executive Officer, Burton Katz, who will provide some additional comments.

Burton Katz:
Thank you, (Tom). Our strategy in 2007 laid out three key principles: first, quickly cater to the market trend in the US where consumers go online to discover, acquire and manage mobile content subscriptions through creating hybrid online mobile Web properties fueled mostly by proprietary content giving us an enviable margin advantage.

Second, diversify our media partners and buy more media from direct suppliers enabling the company to reduce its cost per customer acquisition or ECPA. Third, use our new public company to acquire select businesses along our industry’s value chain. While still very much a work in progress I am pleased to note we are well on our way to accomplishing these objectives.

During Q4 of 2006 and Q1 of 2007 we saw an acceleration of an expected trend in the core mobile content ringtone business. Competition was intense, cost to acquire customers rose dramatically and retention rates fell. We took a concerted effort to significantly reduce our marketing spend in the ringtone business and accelerate the launch of a unique set of products.

We believe compelling digital content and products both mobile and online generates a wide audience and New Motion’s unique business model illustrates it can convert this audience into a premium mobile subscriber. The company’s approach integrates the Internet and mobile platforms across all four of our core direct-to-consumer business areas: interactive contests, casual games, community and lifestyles and digital music.

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This integrated approach coupled with an ability to acquire new customers across a broad demographic at greatly reduced costs has resulted in New Motion becoming a leading company in the US direct-to-consumer mobile entertainment marketplace.

I would like to now touch on a few highlights and milestones reached across these product categories this past quarter. Bid4Prizes, where we just launched an updated Web site contained a wide range of new functionalities, is a huge hit gaining approximately 500,000 paying subscribers at the end of Q3.

We are seeing consistent growth in our paying and ad supported subscriber base here with no signs of weakening momentum. Just this past weak Nielsen ratings estimated we had already gained 50% market share in this specific category of premium mobile content.

GatorArcade, our casual gaming site, focused on an older female audience also launched a new Web site filled with great new mobile games including Monopoly and Frogger. In an environment where growth in mobile games has seemingly stalled via the standard carrier portal distribution model, we have demonstrated there remains a strong demand for mobile games but within the unique direct-to-consumer model integrated with online games and the arcade concept.

We already have well over 100,000 paying members to the service and believe we will increase this significantly over the next few quarters.

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At the end of Q3 we also launched phase one of our first community product. As we head into Q4 we are seeing significant growth here targeting a demographic who spends their time on social network sites like MySpace and Facebook. This product will continue to grow and improve as we use our unique business model to integrate it with the existing online dating and community sites offered by Traffix, our future merger partner.

Finally, we are in the process of testing and launching our integrated online and mobile music store with a key strategic partner. That partner is expected to bring a peer-to-peer browser, a Legacy brand, which has tremendous global mine share and licenses with all the major record labels. New Motion is expected to be responsible for front-end development, all marketing and management of relationships with the record labels providing a strong integrated partnership. The initial tests are going quite well and we expect to launch the full service sometime toward the end of Q1 of 2008.

Finally, in the quarter we invested heavily in our technology platform and resources to support current and future growth plans. As part of this investment we are pleased to have successfully launched our own direct billing connection with AT&T Wireless.

During the third quarter New Motion also announced it entered into a merger agreement with Traffix, Inc. a publicly traded leading Internet marketing and interactive media company. The combined companies will have the resources to create a vertically integrated mobile entertainment network with diverse customer acquisition platforms and extensive library of proprietary digital content and a large growing subscriber base.

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In short we will be one of the few players who owns proprietary content, unique and exclusive mobile subscription offers, a wide and diverse distribution network, an inherent capability to monetize its customers through premium and ad supported services. The transaction creates impressive synergies in terms of reduced marketing costs for the combined company and unique growth opportunities here in the US and abroad.

As previously noted, the terms of the all-equity merger agreement will result in New Motion shareholders owning approximately 55% of the combined company on a fully diluted basis. We expect the transaction will close in the first quarter of 2008. At this juncture we are extremely pleased with the process and are operating our businesses in a closer more integrated manner. With that said, I will be happy to answer any questions about this transaction at the end of the call.

Looking forward New Motion expects to continue its current sales momentum growth and to see continued improvement in profitability throughout the fourth quarter of 2007. The company plans to accomplish these goals by leveraging its ability to sufficiently grow its subscriber base across its core product portfolio, continuing to invest in technology and human resources to support and growth and further expanding its mobile entertainment network.

We expect net cash revenues to grow from $10.5 million in Q3 to a range of $12.5 to $13.5 million in Q4 with marked improvements in profitability. Management estimates we will conclude 2007 with a range of 850,000 to 950,000 paying subscribers. Looking towards our upcoming merger with Traffix in early 2008 New Motion anticipates entering a period of global expansion continuing to build the largest mobile entertainment and advertising network.

Plans also call for our continued interest in considering accretive and targeted acquisition opportunities.

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Thank you for your attention and participation. I’d like to now turn the call over to the moderator and we will answer any and all questions at this point in time.

Operator:
Thank you. We are now ready for the question and answer portion. If participants from the phone lines would like to ask a question please press star 1 on your touchtone phone; you will be prompted to record your name. You will be announced in the order in which they are received. Once again, if participants would like to ask a question please press star 1.

I don’t show any questions at this time.

Thank you for joining today’s New Motion, Inc. conference call. You may disconnect at this time.

END

Forward Looking Statements
This transcript contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, are based on certain assumptions and reflect our current beliefs and expectations. These forward-looking statements are subject to risks and uncertainties, and other important factors that could cause actual results, performance or achievement to differ materially from any future results, performance or achievements discussed or implied by such forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: the risk that the proposed transaction may not be completed in a timely manner, if at all; the failure of stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of New Motion, Inc. and Traffix, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following the merger, including our relationships with third parties; general business and economic conditions; geopolitical events and regulatory changes; the performance of financial markets and interest rates; and the ability to obtain any required approvals of the transaction on a timely basis; as well as other relevant risks detailed in the filings of New Motion and Traffix with the Securities and Exchange Commission and available at the SEC’s Internet site located at http://www.sec.gov/. The information set forth herein should be read in light of such risks. The information set forth herein speaks only as of the date hereof, and New Motion and Traffix disclaim any intention or obligation to update the information contained in this press release.

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Important Additional Information and Where to Find It
This communication may be deemed to be a solicitation in respect of the proposed business combination involving New Motion, Inc. and Traffix, Inc. In connection with the proposed transaction, New Motion, Inc. has filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of New Motion and Traffix plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of New Motion and Traffix. INVESTORS AND SECURITY HOLDERS OF NEW MOTION, INC. AND TRAFFIX, INC. ARE URGED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by New Motion and Traffix through the web site maintained by the SEC at http://www.sec.gov/. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Ray Musci, president, New Motion, Inc. at 949-777-3700 ext. 221, or by directing a request to Todd Fromer 212-682-6300 ext. 215 or Beth More 212-682-6300 ext. 224 of KCSA, investor relations representatives for Traffix, Inc.

New Motion, Traffix and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the identity of the persons who may, under SEC rules, be deemed to be “participants” in the solicitation of proxies, and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.